January 26, 2024

VIA EDGAR CORRESPONDENCE

Kenneth Ellington

Staff Accountant

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProFunds (the "Trust") (811-08239)

Dear Mr. Ellington:

We are writing to respond to the comments that you communicated to us by telephone on January 2, 2024 in connection with the SEC Staff's periodic review of the Trust's Form N-CSR filings for each of the Bitcoin Strategy and Short Bitcoin Strategy ProFunds for the fiscal year ended July 31, 2023 pursuant to the Sarbanes-Oxley Act of 2002, as amended.

For ease of reference, the Staff's comments have been restated before our responses.

1.Comment: Each Fund's benchmark index listed in the value of a 10,000 investment at net asset value chart does not appear to be an appropriate broad-based securities market index. Please explain how each fund's benchmark index has been deemed to be an appropriate broad-based securities market index (see Item 4(b)(2)(iii) and Instruction 5(b)(7) to Item 27 of Form N-1A). Each Fund's current index may be listed as an additional index (see instruction 6 to item 27(b)(7)(ii)(B) of Form N-1A).

Response: The Trust believes the Index shown for the Bitcoin Strategy ProFund, the Bloomberg Galaxy Bitcoin Index, is an appropriate "broad-based securities market index" because, among other reasons, the Index is designed to measure the performance of bitcoin. The Index selects its pricing sources through a methodology that evaluates the largest digital asset exchanges by reported volume. The Fund's objective, effective December 4, 2023, is to seek investment results, before fees and expenses, that correspond to bitcoin returns.

The Trust also believes the Index shown for the Short Bitcoin Strategy ProFund, the S&P CME Bitcoin Futures Index, is an appropriate "broad-based securities market index" because, among other reasons, the Index is designed to measure the performance of the front-month bitcoin futures contracts trading on the Chicago Mercantile Exchange. The Index is constructed from futures contracts and includes a provision for replacement of the futures contracts as they approach maturity. The Fund's objective is to seek daily investment results, before fees and expenses, that correspond to the inverse of the Index.

The Trust notes that other single commodity funds utilize an index that represents a broad market of that particular commodity rather than commodities generally. For example, the iShares Gold Strategy ETF compares to the Bloomberg Composite Gold Index.

However, the Trust is considering adding an additional index in connection with the new Tailored Shareholder Report requirements that would impact the Trust's annual report for the fiscal year ending July 31, 2024.

2.Comment: Please disclose the volume of derivatives activity during the period for each Fund going forward. See ASC 815-10-50.

Response: The report includes the below disclosure. The Trust believes this disclosure meets the requirements in ASC 815-10-50. This disclosure is used for the Funds because they have 100% exposure through Bitcoin futures contracts. There is no daily variance from the investment objective. If the Funds utilized a varying level of derivative instruments to meet their respective investment objectives, the volumes would have been provided.

"All open derivative positions at year end are reflected on each respective ProFund's Schedule of Portfolio Investments. The volume associated with derivative positions varies on a daily basis as each ProFund transacts in derivative contracts in order to achieve the appropriate exposure, as expressed in notional amount (contract value for forward currency contracts), in comparison to net assets consistent with each ProFund's investment objective."

3.Comment: The links to the annual report, statutory prospectus, and statement of additional information on each Fund's website appear to be links to the 2022 materials. Please confirm that the website has the most up to date information available for shareholders.

Response: The Trust confirms the website has been updated to reflect the most up to date materials.

4.Comment: In the July 31, 2023 Form N-CEN, the Short Bitcoin Strategy ProFund checked Item C.7.N.ii which states it is a leveraged/inverse fund exempt from Rule 18f-4(c)(2). However, it did not check Item C.3.C which is for performance results that are multiple/inverse of an Index. Please confirm if this is correct.

Response: The Trust confirms that Item C.7.N.ii should be "unchecked" and Item C.3.C should be "checked." The Trust filed an amended Form N-CEN to reflect this change on January 19, 2024.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240)

497-6400. Thank you for your time and attention to this filing.

Very truly yours,

Cynthia D. Baughman

Director, Counsel, ProFund Advisors LLC

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